SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 27, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

Disposal of Treasury Shares

1. Number of shares to be disposed		Common Shares	986,787
		Other Shares	—
2. Price of shares to be disposed (KRW)		Common Shares	35,350
		Other Shares	—
3. Amount of disposal (KRW)		Common Shares	34,882,920,450
		Other Shares	—
4. Period of disposal		Start Date	March 11, 2014
		Close Date	March 11, 2014
5. Reason for disposal			For payment of split off and merger
6. Method of disposal		Disposal through market	—
		After-hours trading	—
		Over the counter trading	986,787
		Others	—
7. Treasury Shares before the disposal	Acquired within Profit available for dividends	Common Shares	17,221,575	Ratio (%)	6.6%
		Other Shares	0	Ratio (%)	0%
	Others	Common Shares	0	Ratio (%)	0%
		Other Shares	0	Ratio (%)	0%
8. Date of decision for disposal			January 27, 2014